FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Letter of amendment – Payment of cash dividends

Buenos Aires, July 27, 2017

Amending Notification – Payment of cash dividends

Shareholders of BBVA Banco Francés S.A are hereby notified that, in connection with the primary equity offering in Argentina and internationally of 66,000,000 ordinary shares, including ordinary shares in the form of American Depositary Shares (“ADSs”), each representing three ordinary shares, Morgan Stanley and Citigroup, as Global Coordinators and Joint Bookrunners for the offering have exercised on behalf of themselves and the other underwriters their option to purchase, at the offering price previously announced, an additional 9,781,788 ordinary shares in the form of 3,260,596 ADSs. This purchase of additional ordinary shares in the form of ADSs is expected to close on July 31, 2017.

Therefore, shareholder’s equity totaled AR$ 612,659,368, conformed by 612,659,638 ordinary shares, with right to one (1) vote and a par value amounting to $ 1 (One Argentine Peso) each.

Furthermore, BBVA Frances rectify the dividend payment announce made on July 26, 2017 and inform you that the payment will be equivalent to 148,695939% of the capital stock or AR$ 1.48695939 per share for the fiscal year ended December 31, 2016.

Sincerely yours.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 27, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer